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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 3)


              HEALTHRITE INC. (FORMERLY VITAMIN SPECIALTIES CORP.)
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                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                    42221F101
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                                 (CUSIP NUMBER)

                     LEO SILVERSTEIN, BROCK SILVERSTEIN LLC
        800 THIRD AVENUE, 21ST FLOOR, NEW YORK, N.Y. 10022 (212) 371-2000
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  JULY 19, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 5 pages


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                                  SCHEDULE 13D
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CUSIP NO. 42221F101                                PAGE 2 OF 5 PAGES
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John L. Teeger
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (A) X

                                                                          (B)[ ]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
        OTHER (SEE ITEM 3)
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
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                    7    SOLE VOTING POWER
    NUMBER OF                  1,113,000 shares

     SHARES         -----------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY                 10,000 shares

 OWNED BY EACH      -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
REPORTING PERSON               1,113,000 shares

     WITH           -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                               10,000 shares

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,123,000 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              21.0%, based upon 5,345,251 shares outstanding as of March 31,
              1999, as reported in the Issuer's Quarterly Report on Form 10-QSB.
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to state as follows:


         A. The Company filed its Report on Form 10-Q for the three months ended March 31, 1998 (the "Report") and issued on May 21, 1998 a press release advising of its first quarter 1998 operating results (the "Press Release"). The Report as supplemented by the Press Release, appears to contain material untrue statements and omits to state material facts.

                  The Report states that the Company suffered a net loss attributable to common stockholders of $710,000 for the three months ended March 31, 1998 and refers to "increased advertising expenses of $470,000 arranged by prior management". The Press Release describes such expense as incurred under "a Bee Products advertising campaign planned and executed by former management". The Report fails to disclose the other components of the loss but the Press Release states that $216,000 of the $240,000 balance is the result of extraordinary expenses affiliated with the proxy contest and costs attributable to correcting previous marketing direction.

                  As members of prior management until January 19, 1998, in the capacities of Chairman of the Board and Vice Chairman, respectively, Mr. Haber and Mr. Teeger, are not aware of any advertising program or campaign initiated or funded by the Company prior to January 1, 1998 for the sale of "Bee Products" (whatever group of products to which this name refers) which resulted in expenditures in the amount of $470,000 or a material portion of that amount.

                  The amount of extraordinary expense affiliated with the proxy contest was not provided (the Company reported $220,000 of proxy contest expense for 1997), nor were the amount and nature of costs attributable to correcting previous marketing direction.

                  The Report states that the Company has assigned the "Nautilus" distribution rights for network marketing and related inventory to Worldwide Universal Health Inc. for which it will receive over $100,000. The Report fails to disclose the substantial amounts expended under the Program initiated, developed and managed under the prior tenure of Mr. Bradley T. MacDonald as Chief Executive Officer and the amount of inventory assigned to the program. As of December 31, 1997 before a write down, if any, of the related assets, the "Nautilus" inventory alone was substantially in excess of $100,000.

                  The Company issued a press release on May 4, 1998 advising that Mr. David Panasci had resigned as a Director and Chairman of the Board's Audit Committee. The Report failed to disclose the resignation and neither the Report nor the May 4 press release disclosed that in the proxy campaign conducted by current management leading to the election in January 1998 of Mr. Panasci (less than four months prior to his resignation), and six of the other current Directors, its proxy soliciting materials represented that Mr. Panasci, described as a former senior executive of Fays Drug Stores, a chain of retail drug stores, will be instrumental in developing a plan for the Company to effect sales


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to the drug industry.

         B. On July 27, 1998, the Company filed a Form 8K stating that it had completed a private placement of 880,000 shares of Common Stock at $1.25 per share, which compares with a 52-week market price range of $1.12 to $2.81. Of these shares, current officers and directors purchased 325,000 shares, and a supplier of raw materials to the Company purchased 400,000 shares over which the Chief Executive Officer retained voting control.

         C. On November 9, 1998, Mr. McDonald stated in a press release that the Company had "successfully launched, Medifast Take Shape to over 23,000 drug and combo stores throughout the United States." No further announcement has been made relating to this launch.

         D. On November 10, 1998, the Company issued a press release reflecting a loss of $225,000 for the nine months ended September 30, 1998 after giving effect to other income of $130,000 related to the sale of assets of a discontinued product line. For the one year and nine months ended September 30, 1998 during which Mr. MacDonald has been CEO for all but five months, the Company has generated net losses of $4,045,000.

         E. The proxy statement filed by management with respect to the 1998 Annual Meeting of Stockholders failed to disclose that Heartland Value Fund, a "series" of Heartland Group, Inc., beneficially owns more than 5% of the outstanding shares of common stock of the issuer.

         F. On December 21, 1998, the Company issued a press release announcing that the shareholders "overwhelmingly voted in favor of the current Board of Directors on December 17, 1998." This is false and misleading since shareholders holding at least 1,069,000 shares voted against the current Board of Directors. It should be noted that of the Directors, three are Mr. MacDonald, his brother, and his personal religious advisor.

         G. On December 31, 1998, the Company issued a press release stating that David C. Carter, formerly Executive Vice President, resigned to pursue other interests. Mr. Carter had previously been reported by management as being a major contributor to the management team with extensive distribution experience in the drug industry. No additional information related to his departure has been provided.

         H. On March 12, 1999, the Company announced that Mr. Charles Walgreen, Sr., the president of its Montana Naturals Int'l Inc. subsidiary who was elected a director on December 17, 1998 had resigned from his position with the subsidiary and from the Board of Directors of the Company.

         I. On April 1, 1999 the Company filed Form 12b-25 with the Securities and Exchange Commission ("SEC") stating that its filing of Form 10-KSB for the year ended December 31, 1998 was late due to the Company being unsuccessful in rendering the technical problems related to the "upgrade and conversion" of its computer system to be Y2K compliant.

         J. On April 15, 1999 the Company filed Form 10-KSB for the year ended December 31, 1998 reporting a loss of $1,053,000 for the year. On May 18, 1999, the Company filed Form 10-QSB/A for the quarter ended March 31,1999 reporting a loss of $769,000 for the quarter. There have been no subsequent filings. For the two years and three months ended March 31, 1999 during which Mr. McDonald has been CEO for all but five months, the Company has generated net losses of $5,612,000.

         K. To our best knowledge and belief, during the period May 1 to July 10 1999 the Board of Directors has undergone several changes that have neither been reported to shareholders nor have the appropriate forms been filed with the SEC. We understand that (1) Mr. Scott Zion was appointed a director at the recommendation of Heartland Value Fund which owns 500,000 Common Shares, and voted in favor of Mr. McDonald's slate of Directors in a contested proxy contest in January 1998; (2) Mr. John W. Galuchi Jr., an Executive Vice President of Pure World Inc., which owns 400,000 Common shares and which pursuant to the terms of their issue are voted by Mr. McDonald, resigned as a director, and (3) Mr. Donald H. Green, Chairman and Chief Executive Officer of Southern Supermarkets, LLC, resigned as a director. Both Mr. Galuchi and Mr. Green were elected as directors of the Company at a stockholder's meeting held


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on December 17, 1998. No information has been provided or reported as to the identities and backgrounds of their successors.

         L. To our best knowledge and belief, within the past two months, the Company received an offer to purchase equity from an independent third party. A Committee of the Board of Directors was appointed to review and negotiate the offer. The offer was contingent on the termination of Mr. McDonald's employment agreement. We have been advised that the Committee found the offer acceptable but that Mr. McDonald has proposed as one of the conditions to termination of his agreement that the Company provide him with the right to convert his holding of approximately 300,000 Common shares plus other compensation into 600,000 shares of Preferred Stock convertible into common at 75 cents per share.

         For the reasons outlined above, it is clear that Mr. McDonald continues to demonstrate none of the skills to operate a Company successfully. In addition by not reporting as described above material information either to stockholders or to the SEC, he is withholding information. Further by insisting on an unreasonable severance arrangement, Mr. McDonald continues to demonstrate that he is interested only in retaining control of the Company to the detriment of the Company at a time when it is in default of its bank covenants and has an urgent need for capital.

         In light of the foregoing, Mr. Teeger and Mr. Haber intend to explore various alternatives which may be available to protect and enhance stockholder values by securing the resignation or dismissal of Mr. MacDonald from any management position with the Company. These alternatives include, but are not limited to, a solicitation of stockholders of the Company directly or through a committee of interested stockholders to effect a change in management, the acquisition of additional shares for such purpose or seeking a financially capable candidate to acquire the Company on terms which reflect the fair value of the Company.

         Except for the foregoing, neither Mr. Teeger and Mr. Haber has a plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

                  (i) Although the Common Stock maybe eligible for termination of registration pursuant to section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

                  (j) Any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                      -6-

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                                                     SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct. The undersigned also certifies that with respect to Mr. Haber the information reflects only that information the undersigned knows or has reason to know.




                                         /s/   John L. Teeger
                                               ---------------------------------
                                               John L. Teeger